HEAD N.V.
INTERIM REPORT

For the Period Ended
March 31, 2008

HEAD N.V.

INTERIM REPORT
FOR THE PERIOD ENDED MARCH 31, 2008

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ITEM 1.	FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheet as of March 31, 2008 and Audited Condensed Consolidated Balance Sheet as of December 31, 2007

Unaudited Condensed Consolidated Income Statement for the three months ended March 31, 2008 and 2007

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended March 31, 2008 and 2007

Unaudited Condensed Consolidated Cash Flow Statement for the three months ended March 31, 2008 and 2007

Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.	MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

•	competitive pressures and our ability to respond quickly to changes in consumer preferences;
•	changes in the tastes of the sporting public;
•	our ability to introduce innovative products;
•	general economic conditions;
•	our ability to realize the cost savings we expect to achieve from our cost reduction program;
•	shifts in currency exchange rates;
•	the performance of third party suppliers;
•	adequate protection of patents and trademarks;
•	product liability exposure;
•	raw material and energy prices; and
•	environmental and regulatory matters.

Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

 PRESENTATION OF INFORMATION

We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may therefore not total. We have presented most financial information in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

The condensed interim financial statements included herein have been prepared in accordance with IFRS as adopted by the European Union.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET
		March 31,	December 31,
Note		2008	2007
		(unaudited)
		(in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net	6	€60,440	€59,879
Intangible assets	6	9,804	10,509
Goodwill	6	2,742	2,882
Available-for-sale financial assets		615	608
Deferred income tax assets		64,310	61,137
Trade receivables		174	1,726
Other non-current assets		4,450	4,174
Total non-current assets		142,535	140,915
Current assets	3
Inventories, net		89,152	75,265
Trade and other receivables		83,604	130,272
Prepaid expense		2,769	2,376
Available-for-sale financial assets		10,163	10,230
Cash and cash equivalents		43,602	30,264
Total current assets		229,291	248,407
Total assets		€371,826	€389,322
EQUITY:
Share capital: €0.01 par value; 39,820,677 shares issued	5	€398	€398
Other reserves		111,489	111,489
Treasury shares	5	(7,119)	(7,119)
Retained earnings		37,163	40,699
Fair Value and other reserves including
cumulative translation adjustments (CTA)	4	(16,459)	(12,450)
Total equity		125,473	133,017
LIABILITIES:
Non-current liabilities
Long-term debt		132,248	133,163
Retirement benefit obligations		15,077	15,157
Other long-term liabilities		7,721	11,993
Total non-current liabilities		155,046	160,313
Current liabilities
Trade and other payables		55,888	60,709
Income taxes		1,318	883
Borrowings		21,807	21,600
Provisions		12,295	12,801
Total current liabilities		91,307	95,993
Total liabilities		246,353	256,306
Total liabilities and shareholders' equity		€371,826	€389,322

The accompanying notes are an integral part of the consolidated financial statements

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED INCOME STATEMENT
		For the Three Months ended March 31,
Note		2008	2007

		(unaudited)	(unaudited)
		(in thousands, except share data)

Total net revenues	6	€61,623	€57,328
Cost of sales		36,807	33,973
Gross profit		24,816	23,355
Selling and marketing expense		24,850	24,208
General and administrative expense		7,416	7,369
Share-based compensation expense (income)		(3,638)	1,290
Other operating income, net		(403)	(595)
Operating loss		(3,409)	(8,916)
Interest expense		(3,142)	(3,131)
Interest income		327	554
Other non-operating income (expense), net		53	(408)
Loss before income taxes		(6,171)	(11,901)
Income tax benefit (expense):
Current		(538)	(862)
Deferred		3,173	3,192
Income tax benefit		2,635	2,330
Loss for the period		€(3,536)	€(9,571)

Earnings per share-basic
Loss for the period		(0.10)	(0.26)
Earnings per share-diluted
Loss for the period		(0.10)	(0.26)
Weighted average shares outstanding
Basic		37,109	36,222
Diluted		37,109	36,222

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Note			Attributable to equity holders of the Company					Total Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Stock	Earnings	CTA
	(unaudited)
	(in thousands,except share data)

Balance at January 1, 2007		36,219,902	7,964	€115,838	€(12,307)	€51,853	€(7,462)	€155,888

Loss for the period		--	--	--	--	(9,571)	--	(9,571)
Sale of treasury shares		39,150	--	(115)	228	--	--	113
Changes in fair value and other reserves
including CTA:
Unrealized gain on derivatives instruments
(net of tax of €45)	4	--	--	--	--	--	178	178
Reclassification adjustment for derivative
gains recorded in loss for the period
(net of tax of €1)	4	--	--	--	--	--	2	2
Foreign currency translation adjustment		--	--	--	--	--	(485)	(485)
Total recognized income and expense
for the period			--	--	--	--	--	(305)
Balance at March 31, 2007		36,259,052	7,964	€115,723	€(12,079)	€42,282	€(7,767)	€146,125

Balance at January 1, 2008		37,109,432	398	€111,489	€(7,119)	€40,699	€(12,450)	€133,017

Loss for the period		--	--	--	--	(3,536)	--	(3,536)
Changes in fair value and other reserves
including CTA:
Unrealized gain on derivatives instruments
(net of tax of €48)	4	--	--	--	--	--	154	154
Reclassification adjustment for derivative
gains recorded in loss for the period
(net of tax of €13)	4	--	--	--	--	--	(41)	(41)
Foreign currency translation adjustment			--	--	--	--	(4,121)	(4,121)
Total recognized income and expense
for the period			--	--	--	--	--	(4,008)
Balance at March 31, 2008		37,109,432	€398	€111,489	€(7,119)	€37,163	€(16,459)	€125,473

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Note		For the Three Months ended March 31,
		2008	2007

		(unaudited)	(unaudited)
		(in thousands)
OPERATING ACTIVITIES:
Loss for the period		€(3,536)	€(9,571)
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization		3,121	3,349
Amortization and write-off of debt issuance cost
and bond discount		104	97
Provision (release) for leaving indemnity
and pension benefits		(106)	(150)
Restructuring costs	7	(310)	(84)
(Gain) loss on sale of property, plant and equipment		(17)	(72)
Share-based compensation expense (income)		(3,638)	1,290
Deferred Income		(195)	(162)
Interest expense		2,493	2,445
Interest income		(327)	(554)
Income tax expense		538	862
Deferred tax benefit		(3,173)	(3,192)
Changes in operating assets and liabilities:
Accounts receivable		46,643	58,400
Inventories		(15,322)	(20,586)
Prepaid expense and other assets		(737)	(531)
Accounts payable, accrued expenses, other liabilities
and provisions		(1,252)	(5,707)
Interest paid		(5,708)	(5,487)
Income tax paid		(155)	(594)
Net cash provided by operating activities		18,425	19,752
INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(3,768)	(2,212)
Proceeds from sale of property, plant and equipment		20	1,662
Purchases of available-for-sale financial assets		(64)	(2,162)
Sale of available-for-sale financial assets		6	6,230
Interest received		249	457
Net cash provided by (used for) investing activities		(3,557)	3,975
FINANCING ACTIVITIES:
Change in short-term borrowings, net		--	(115)
Proceeds from other long-term obligations		428	--
Payments on long-term debt		(186)	(749)
Sale of treasury shares		--	114
Change in restricted cash		194	92
Net cash provided by (used for) financing activities		436	(658)
Effect of exchange rate changes on cash and cash equivalents		(1,772)	491
Net increase in cash and cash equivalents		13,532	23,560
Cash and cash equivalents at beginning of period		27,782	40,451
Cash and cash equivalents at end of period		€41,314	€64,011

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Business

Head N.V. (“Head” or the “Company”) is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets, tennis balls and tennis footwear), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company’s goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of our orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. This re-orders inflow may last, depending on the course of weather into the first quarter of the next year. Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first three months of any calendar year, the Company typically generates some 25% of its Racquet Sports and Diving product revenues, but some 10% of its Winter Sports revenue. Thus, the Company typically generates only some 15% to 20% of its total year gross profit in the first nine months of the year, but the Company incurs some 35% to 40% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia.

Note 2 – General Principles and Explanations

Basis of Presentation

The condensed interim financial statements included herein have been prepared in accordance with IFRS (“International Financial Reporting Standards”) as adopted by the EU (“IFRS as adopted”). The accounting principles applied in these condensed interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2007. The condensed interim financial statements comply with IAS 34. The result of operations for the three months period ended March 31, 2008 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Interpretations to existing standards that are effective but are not relevant for the Company’s operations

The following interpretations to existing standards have been published by the IASB, are mandatory in the financial year 2008 and have been endorsed by the EU but are not relevant for the Company’s operations:
-
IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Company’s operations because none of the Company’s companies provide for public sector services.

-
IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Company applied IFRIC 14 from January 1, 2008, but it has no impact on the Company’s accounts.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following amendments to existing standards have been published by the IASB but are not mandatory in the financial year 2008 and have been endorsed by the EU at the time the interim financial statements of the Company were prepared:

-
IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). It requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company will apply IAS 23 (Amended) from January 1, 2009 but it is currently not applicable to the Company as there are no qualifying assets.

-
IAS 1 (Amendment) “Presentation of Financial Statements: A Revised Presentation”. This standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. This standard shall be applied for annual periods beginning on or after January 1, 2009.

The following standards, amendments and interpretations to existing standards have been published by the IASB but are not mandatory in the financial year 2008 and had not yet been endorsed by the EU at the time the interim financial statements of the Company were prepared:

-
IFRS 2 (Amendment) “Share-based Payment”. The amendment to the standard clarifies the terms “vesting conditions” and “cancellations”. The amendment is effective for annual periods beginning on or after January 1, 2009.

-
IFRS 3 (Revised) “Business Combinations” and IAS 27 (Amendment) “Consolidated and Separate Financial Statements”. IFRS 3 is applicable from periods beginning on or after July 1, 2009. The revised standard requires business combinations to be accounted for as acquisitions and gives greater transparency.

-
IAS 32 (Revised) “Financial Instruments: Presentation” (effective from January 1, 2009). This standard deals with distinguishing between equity and liability instruments and foresees equity classification of puttable instruments, provided certain conditions are met.

Interpretation to an existing standard that is not yet effective and not relevant for the Company’s operations

The following interpretation to an existing standard has been published by the IASB and is mandatory for the Company’s accounting periods beginning on or after January 1, 2008 but has not yet been endorsed by the EU and is not relevant for the Company’s operations:
-
IFRIC 13, “Customer loyalty programmes” (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s companies operate any loyalty programmes.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Inventories

Inventories consist of the following (in thousands):

	March 31,	December 31,
	2008	2007
	(unaudited)
Raw materials and supplies	€17,035	€16,219
Work in process	8,110	6,926
Finished goods	77,104	66,867
Provisions	(13,096)	(14,745)
Total inventories, net	€89,152	€75,265

Note 4 – Financial Instruments
The following table provides information regarding the Company’s foreign exchange forward and option contracts as of March 31, 2008 and December 31, 2007. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	As of March 31, 2008
	Contract amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€18,792	€523	€523
Foreign exchange option contracts	€505	€3	€3

	As of December 31, 2007
	Contract amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€24,728	€568	€568
Foreign exchange option contracts	€3,250	€44	€44

Note 5 – Shareholders’ Equity
Head Sports Holdings N.V. and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of March 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

In accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. The Stichting is a Dutch foundation which holds, votes, and receives dividends on certain of the Company’s ordinary shares.  In conjunction with the Company’s option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets. As of March 31, 2008, the Stichting held 527,104 treasury shares.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Segment Information
The Company operates in one industry segment, Sporting Goods. The following information reflects net revenues and long-lived assets based the location of the Company’s subsidiaries:
	For the Three Months ended March 31,
	2008	2007
	(unaudited)	(unaudited)
	(in thousands)
Net Revenues from External Customers:
Austria	€21,205	€18,351
Italy	9,188	9,771
Other (Europe)	9,390	8,046
Asia	2,589	295
North America	19,251	20,865
Total Net Revenues	€61,623	€57,328

	March 31,	December 31,
	2008	2007
	(unaudited)
	(in thousands)
Long-lived assets:
Austria	€17,525	€18,514
Italy	10,193	10,300
Other (Europe)	22,195	20,780
Asia	8,104	7,338
North America	14,969	16,338
Total long-lived assets	€72,986	€73,270

Note 7 – Restructuring Costs
In October 2007, the Company approved a restructuring program in Italy to outsource some parts of the production for diving equipment and close a production site in Italy to gain more flexibility and reduce fixed costs. The total costs of €0.4 million consist of termination cost and were accrued, as of December 31 2007. As of March 31, 2008, €0.2 million of the accrual for employee termination benefits was used. This restructuring process will be finalized until October 2008.

In October 2007, the Company announced the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic to reduce fixed costs. As of December 31, 2007, the Company recognized €1.6 million relating to this program mainly consisting of €1.0 million employee severance cost, €0.5 million cost for deconstruction and €0.1 million engineering cost. As of March 31, 2008, €0.1 million of the accrual for employee termination benefits was used. The Company will largely complete the program during 2008.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Related Party Transactions
The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €1.2 million for the period ended March 31, 2008 and 2007, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.01 million for the period ended March 31, 2008 and 2007, respectively.

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets, tennis balls and tennis footwear), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.’s products are sold through some 31,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company’s strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company’s products after Europe.

Over the last six decades, the Company has become one of the world’s most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. The Company’s focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, for the last ten years the Company has increased its emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and the Company is continuously looking for a possible reduction of its fixed costs.

Business development

Winter Sports. Retail business for winter sports equipment was dramatically down in the 2006/2007 winter season as a result of poor snow conditions and also, the company believes, as a result of evolving consumer behavior reflecting a continuing trend towards a preference for rental equipment. The winter season 2007/2008 had much better snow conditions in most parts of the world and visits to ski resorts where increasing again. This, however, did not yet result in increased retail sales of winter sports equipment for the 2007/2008 season. The most recent GFK (German market research group) reports for Austria show a further decline in units by 5% (retail sales) and for Germany a small increase of 1% in units for the same period. Other market data are not yet available. As retailers had reduced their pre season bookings significantly for the 07/08 season we experienced however higher re-orders from January through March 2008 compared to 2007. We also believe that the ongoing trend towards rental equipment increases the demand for this part of our business whereas we do not see a significant increase of retail sales overall.

Racquet Sports. Based on information currently available we assume the global tennis racquet market has grown in 2007 between 3% and 8% in both units and value as compared to 2006. We believe that these favourable developments were a result of the launch of many new products by several key players in the industry. For 2008, we believe the world wide tennis market will shrink compared to 2007.
In 2007, we estimate that the global market for tennis balls increased by approximately 5% in units but remained relatively stable in value compared to 2006. We believe the favourable development in units sold was a result of an increase in participation due to many grass roots activities implemented by various constituents of the market. Key European markets have grown in unit volume in 2007 although revenues remained flat, reflecting a deterioration in average selling prices due to intense competition as well as the decline in value of the U.S. Dollar. For 2008, we estimate the world wide tennis ball market to slightly decrease compared to 2007.

Diving. Worldwide diving markets have seen a weak first quarter 2008 driven by economic uncertainty in the US and unfavorable weather conditions for diving around the globe compared to the first quarter 2007. Nevertheless Mares continued its positive trend of 2007 and increased its market shares principally as a result of new advanced products, improved operations and strong performances by the European sales teams.

F-I

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT’S OPERATING AND FINANCIAL REVIEW
Results of Operations:

The following table sets forth certain consolidated income statement data:

	For the Three Months ended March 31,
	2008	2007

	(unaudited)	(unaudited)
	(in thousands)

Total net revenues	€61,623	€57,328
Cost of sales	36,807	33,973
Gross profit	24,816	23,355
Gross margin	40.3%	40.7%
Selling and marketing expense	24,850	24,208
General and administrative expense	7,416	7,369
Share-based compensation expense (income)	(3,638)	1,290
Other operating income, net	(403)	(595)
Operating loss	(3,409)	(8,916)
Interest expense	(3,142)	(3,131)
Interest income	327	554
Other non-operating income (expense), net	53	(408)
Income tax benefit	2,635	2,330
Loss for the period	€(3,536)	€(9,571)

Three Months Ended March 31, 2008 and 2007

Total Revenues. For the three months ended March 31, 2008 total revenues increased by €4.3 million, or 7.5%, to €61.6 million from €57.3 million in the comparable 2007 period. This increase was mainly due to higher sales volumes in our winter and racquet sports divisions partly offset by the strengthening of the euro against the U.S. dollar.

	For the Three Months ended March 31,
	2008	2007
	(unaudited)	(unaudited)
	(in thousands)
Product category:
Winter Sports	€15,440	€10,779
Racquet Sports	32,437	32,990
Diving	13,885	13,437
Licensing	1,578	1,662
Total revenues	63,340	58,868
Sales Deductions	(1,717)	(1,540)
Total Net Revenues	€61,623	€57,328

Winter Sports revenues for the three months ended March 31, 2008 increased by €4.7 million, or 43.2%, to €15.4 million from €10.8 million in the comparable 2007 period. This increase was due to higher sales volumes of all of our winter sports products compared to sales volumes of the first quarter 2007 which were extremely low due to bad snow

F-II

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT’S OPERATING AND FINANCIAL REVIEW
conditions in the winter season 2006/2007 causing lower re-orders.

Racquet Sports revenues for the three months ended March 31, 2008 decreased by €0.6 million, or 1.7%, to €32.4 million from €33.0 million in the comparable 2007 period. This decrease was due the strengthening of the euro against the U.S. dollar in the reporting period partially offset by higher sales volumes of tennis racquets and sales from our newly introduced tennis footwear.

Diving revenues for the three months ended March 31, 2008 increased by €0.4 million, or 3.3%, to €13.9 million from €13.4 million in the comparable 2007 period.  This increase was mainly driven by the introduction of new advanced products but negatively affected by the strengthening of the euro against the U.S. dollar.

Licensing revenues for the three months ended March 31, 2008 decreased by €0.1 million, or 5.1%, to €1.6 million from €1.7 million in the comparable 2007 period due to fewer licensing agreements.

Sales deductions for the three months ended March 31, 2008 increased by €0.2 million, or 11.5%, to €1.7 million from €1.5 million in the comparable 2007 period due to increased sales.

Gross Profit. For the three months ended March 31, 2008 gross profit increased by €1.5 million to €24.8 million from €23.4 million in the comparable 2007 period. This increase was due to higher sales. Gross margin decreased to 40.3% in 2008 from 40.7% in the comparable 2007 period negatively affected by increased raw material prices.

Selling and Marketing Expense. For the three months ended March 31, 2008, selling and marketing expense increased by €0.6 million, or 2.6%, to €24.9 million from €24.2 million in the comparable 2007 period. This increase was mainly due to higher advertising costs mainly for our ski racing team.

General and Administrative Expense. For the three months ended March 31, 2008, general and administrative expenses remained stable compared to the comparable 2007 period.

Share-Based Compensation Expense (Income). For the three months ended March 31, 2008, we recorded €3.6 million of share-based compensation income for our Stock Option Plans compared to € 1.3 million of share-based compensation expense in the comparable 2007 period due to the decrease in our share price which led to a decrease of the liability due to the option holders.

Other Operating  Income, net. For the three months ended March 31, 2008, other operating income, net decreased by €0.2 million, or 32.3%, to €0.4 million from €0.6 million in the comparable 2007 period due to a release of an environmental accrual for our Estonian  premises in 2007.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2008 decreased by €5.5 million to €3.4 million from €8.9 million in the comparable 2007 period.

Interest Expense. For the three months ended March 31, 2008, interest expense remained stable compared to the comparable 2007 period.

Interest Income. For the three months ended March 31, 2008, interest income decreased by €0.2 million, or 41.0% to €0.3 million from €0.6 million in the comparable 2007 period. This decrease was due to lower cash and cash equivalents.

Other Non-operating Income (Expense), net. For the three months ended March 31, 2008, other non-operating expense, net decreased by €0.5 million to income of €0.1 million from expense of €0.4 million in the comparable 2007 period mainly attributable to foreign currency loss in 2007.

Income Tax Benefit (Expense). For the three months ended March 31, 2008, the income tax benefit was €2.6 million, an increase of €0.3 million compared to income tax benefit of €2.3 million in the comparable 2007 period due to lower current income tax expense. For the three months ended March 31, 2008, the deferred income tax benefit remained

F-III

HEAD N.V. AND SUBSIDIARIES
ITEM 2. MANAGEMENT’S OPERATING AND FINANCIAL REVIEW
stable based on the comparable loss before share-based compensation (income) expense as this income/expense has no tax effect.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2008, we had a net loss of €3.5 million, compared to a net loss of €9.6 million in the comparable 2007 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the three months ended March 31, 2008, cash generated from operating activities decreased by €1.3 million, or 6.7%, to €18.4 million from €19.8 million in the comparable 2007 period. This was mainly due our working capital needs resulting from a lower decrease in accounts receivable partially offset by lower inventory increase. The cash flow from operating activities was used to purchase property, plant and equipment of €3.8 million and to increase cash on hand.

As of March 31, 2008, we have in place €111.7 million senior notes due 2014, €12.2 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017, a liability against our venture partner of €2.3 million and €8.5 million other long-term debt comprising secured loans in Italy, Japan and the Czech Republic. In addition, we used lines of credit with several banks in Austria and Japan of €19.3 million.

As of March 31, 2008, we had €43.6 million cash on hand and €10.8 million available-for-sale financial securities (predominantly money market funds) mainly held in euro.

 F-IV